

VIA FACSIMILE AND U.S. MAIL

March 17, 2009

Sean P. Hennessy
Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115

>   **RE: The Sherwin-Williams Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **File No. 33-28585**

Dear Mr. Hennessy:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Critical Accounting Policies and Estimates, page 15
Purchase Accounting, Goodwill and Intangible Assets, page 16

2. You have recognized significant goodwill and intangible asset charges during the
   year ended December 31, 2008. In the interest of providing readers with a better
   insight into management's judgments in accounting for goodwill and intangible
   assets, please consider disclosing the following:
   - The reporting unit level at which you test goodwill for impairment and your
     basis for that determination;
   - Sufficient information to enable a reader to understand how you apply the
     discounted cash flow valuation model in estimating the fair value of your
     reporting units and why management selected this method as being the most
     meaningful in preparing your goodwill impairment analyses;
   - How you determine the appropriate discount rates and attrition rates to apply
     in your intangible asset impairment analysis;
   - A qualitative and quantitative description of the material assumptions used
     and a sensitivity analysis of those assumptions based upon reasonably likely
     changes; and
   - If applicable, how the assumptions and methodologies used for valuing
     goodwill and intangible assets in the current year have changed since the prior
     year, highlighting the impact of any changes.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief